Filed Pursuant to Rule 433

to Prospectus dated November 2, 2017

Registration Statement No. 333-221291

Transcript of interview with James R. Chapman, Senior Vice-President – Mergers & Acquisitions and Treasurer, March 14, 2018

CHET WADE: Hello and welcome to a special edition of Live Wire. I’m Chet Wade. This is a special edition because we’re going to talking about something new and different for Dominion Energy and for our employees and the general public; an opportunity to find a new way to invest in Dominion Energy and to do some good for yourself as well. With us today to talk about that is Jim Chapman, who is senior vice-president of Mergers and Acquisitions here at Dominion Energy. He’s also the Treasurer of the company. And Jim, I want to thank you for being here today.

JIM CHAPMAN: Thank you for having me Chet.

CHET: So tell me, we’re talking today about something called the Dominion Energy Reliability Investment or DERI. What exactly is that?

JIM: Exactly. The Dominion Energy Reliability Investment or DERI, D-E-R-I; it might sound a little bit like we’re starting a dairy farm, which we, of course, are not. This is a corporate liquidity program. Not totally unique, but only a few large publicly traded companies like Dominion around the country have these. And we’re very excited about this. So corporate liquidity program. What does that, what does that mean? It sounds…

CHET: What, what does it mean to our employees?

JIM: It’s actually a very simple concept. What it means to our employees and contractors, and later to other individual investors not affiliated with Dominion, um future stages of the, of the rollout. This is an opportunity to directly invest in fixed income securities of Dominion Energy. So what that means is that every individual can ah invest in Dominion Energy, receive an attractive rate of return on that investment, and enjoy some other very convenient account features, which we’ll, which we’ll talk about.

CHET: So this is different from stock. This is – a lot of us have stock. So this is different, right?

JIM: Different. Different. Fixed income. This is, this is more akin to an investment in a money market fund or a bank account, or things along those lines. There are important differences, which we’ll talk about, but it is not an equity security of Dominion Energy.

CHET: So, how does it compare with a money market account or a bank savings account? What’s, what’s the differences?

JIM: There are a number of differences. And we detail those in the enrollment package and the other materials that are associated with the account opening process. I’d say the most material difference is that many of those other options for investing cash, um are FDIC insured, insured by the government effectively. And this is not. This is backed by the full faith and credit of Dominion Energy. And it is not FDIC insured.

CHET: So, they’re a little different from a banking institution, but ah so how are they the same? What are they, how are they comparable?

JIM: DERI is similar in a way to bank accounts or some of those other investment options in that the account features provide great convenience to the account holder, to the investor. Um your investment is always immediately available to you. You can make online transfers like from brokerage account or from a bank account. Um you can write a check on your account um above a certain minimum of $250 per check.

CHET: It also has an interest rate that you get a rate of return, right?

JIM: You do get a rate of return. And the rate of return is set based on comparable investment opportunities. So those naturally change in different market conditions.

CHET: So, here we are. We’re, we’re, we’re recording this the beginning of March. Ah I know rates will change, but can you give some examples of what those rates would be now?

JIM: Um the rates range on a tiering system based on the amount invested. So for amounts from $0-$10,000, the rate is 1.5% per annum. And for amounts above $50,000, it’s 1.7% per annum.

CHET: Okay, and those rates…but they’re variable. So as, as generally as rates rise…

JIM: As rates rise, we will increase those rates to maintain competitiveness with other alternative investment options.

CHET: And should rates go down; although right now generally they’re not very high, but if they go down, then rates can go down.

JIM: I’m not holding my breath for that in today’s market environment, but they would also of course, go down.

CHET: So Jim, if I wanted to set up an account today, is it easy, is it hard?

JIM: It’s very easy. And all the details are available in the enrollment kit, which is available at the DomNet page or through the 866 number that, that we are, are providing.

CHET: Right. So on DomNet you look on that right side of DomNet.

JIM: On the main page of DomNet, on the right-hand side there’s a link to Dominion Energy Reliability Investment. All the details on account opening and related features are there.

CHET: Okay, so if I wanted to open an account, um how, what’s the minimum amount I have to put in?

JIM: The minimum, the formal minimum is $1,000. Now we do provide some flexibility for Dominion employees and contractors to get there over a period of time. So if an employee of Dominion Energy, an employee would like to invest say $100 per month over ten months, they can reach that $1,000 minimum threshold. That flexibility is not provided to non-Dominion affiliated investors.

CHET: Okay, so once I’ve opened this account, ah can I have payroll deposit, direct deposit into the account?

JIM: Absolutely. The option for direct deposit exists. The option to withdraw amounts from your bank account up to several times a month exist. All that’s detailed in the enrollment kit.

CHET: So this really works like a lot of other kinds of saving vehicles that we, a lot of us already have, right?

JIM: It actually does. The other attractive account feature is the ability to write checks off your account. So, following enrollment, you’ll receive in the mail a, a, a book of checks, um which is a convenient feature. The other thing I would add that there are no maintenance fees or check-writing fees. Another attractive feature of the DERI Investment Platform.

CHET: Because in some cases, those check-writing fees or other maintenance fees, they really can eat up all the interest you get.

JIM: That’s right. And we’ve set ours at zero.

CHET: That’s a good number. That’s a good number. So and you mentioned before, but I just want to make clear, this isn’t like a CD where you’re locked in for a particular length of time; is that right?

JIM: It is not. Your cash capital is available to you at any time through online transfer or through withdrawal with no penalty.

CHET: So if you wanted to set up like an emergency account; lots of people recommend you should always have emergency cash.

JIM: This would be a good place for that cash, absolutely.

CHET: So Jim, you talked about the $1,000 minimum, and employees can get there $100 a month. Ah what happens if for some reason you need to bring it under $1,000? What happens?

JIM: Ah we do require a $1,000 minimum balance to be maintained in the account.

CHET: So ah and if you can’t, then ultimately you could close the account out obviously.

JIM: Simply close the account, that’s right. With no penalty.

CHET: Okay. So ah you mentioned ways to find out about this. So one way is to go to DomNet, and there’s that, that link there on the right side of the page. Um how else could you find out about it?

JIM: Ah there’s also 866 toll-free number that we’re providing. And the folks at that number would be happy to provide information, send you an enrollment kit in the mail, ah answer any questions you have, and generally be helpful around account set-up or maintenance.

CHET: This special offer for employees, this way in, but you can do a joint account, right, if you wish to do that?

JIM: Absolutely. You can do ah, an individual account, a joint account, a trust account, etc.

CHET: All, all that’s laid out on the application as well?

JIM: It’s all there.

CHET: So, let’s go back to name DERI. You kidded about that in the beginning. Just exactly, how did you get to that name?

JIM: We actually spent a lot of time on that, on that question of what, what to call this. And we did some informal research, market research. We did some formal research with potential investors. And we found that, that, that word Reliability has a special important association, not only with Dominion Energy or electric and gas utilities like Dominion Energy, but also with investment options such as this corporate liquidity program. So, we thought it was cool that it sort of is important and implies to both. But strong association with reliability and Dominion Energy, and strong desired association with an investment program of this nature.

CHET: Good, so I’m sure I didn’t ask every question that employees might have. Where would they go if they have questions?

JIM: There are two options. One is, we’ve provided an email address to a mailbox where folks are available to answer questions in that manner. That is deri@dominionenergy.com. The other option is just call the 866 toll-free number, and speak to one of the team members there live who can answer questions…

CHET: We’re presenting that number on the screen right now, so you can take a look at that. And, and again, go back to ah DomNet and take a look there. You can always find information there. Anything else that employees should know about DERI?

JIM: Really, we are very excited about this program. From Dominion Energy’s perspective, of course, we have for years and years relied heavily on institutionals, Wall Street investors and our fixed income products, bonds, etc. And we’re going to continue to do that. But we’re very interested and excited about having this additional pool of liquidity available to us um to involve not only our employees, but potentially our customers and others, outside of Dominion Energy in our financing activity and have them participate in the success and stability of our company.

CHET: A lot of us also are members of the Dominion Credit Union; great institution. Is this the same or different from the credit union?

JIM: The Dominion Energy Credit Unit is, as you said, a great institution. They have lots of investment options and different products. This is very different. First of all, it’s managed separately. The DERI program is managed by the corporate treasury division of Dominion Energy, not by the Dominion Energy Credit Union. Also many of the products offered by the credit union are FDIC insured. And again, DERI is not FDIC insured.

CHET: So for full disclosure, we want people to really understand this, that it’s, that it’s FDIC versus not. But so its Dominion’s credit, Dominion is standing behind the…Dominion Energy is standing behind this program.

JIM: It is backed by the full faith and credit of Dominion Energy.

CHET: Okay.

JIM: So it is not FDIC insured, but also has, you know, different rates than most FDIC insured products.

CHET: Great. While you don’t get an ownership certificate, but it’s a way of investing in all the growth we’re talking about, all the, the big projects we’re going to, you know, renewal energy and grid security and all those great things. It’s kind of a way to invest.

JIM: Absolutely. Dollars invested in this program by individuals will be invested in our growth projects, such as the ones you mentioned. Could be used to repay other forms of indebtedness. Um or it could just be used for general corporate purposes. So again, from Dominion Energy’s perspective, this is a very attractive liquidity program. We have lots of uses for those, for those dollars as you know.

CHET: And early response has been good, right? You’ve been testing with some folks?

JIM: We’re in the early stages. We have been testing it with small limited, ah very small number of people. Um response has been very positive not only to the ah account features we mentioned, but also the initial, initial rates. So we’re excited about this rollout.

CHET: What is your last thing you tell them?

JIM: We’re launched this program recently to all Dominion Energy employees and contractors. We plan, however, to launch it outside that universe just to external individuals nationally, ah later this year, potentially in summer. So, we’re excited about this launch. We welcome feedback on the account opening process, on the account features, etc. Very happy to be making this available to our fellow employees.

CHET: Well terrific. Well thanks for being here today Jim. We appreciate it very much.

JIM: Thank you Chet.

CHET: Thank you for watching. I hope you’re having a great and safe day. And as always, if you have ideas for other programs, please contact employee communications. Thanks.